Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated March 16, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The transcripts attached as Exhibit A and Exhibit B are related to interviews that employees of LendingClub Corporation (Company) participated in with:

                1. ABC 7 - 7 On Your Side (Exhibit A) and

                2. Fox Business (Exhibit B).

                Neither interview/transcript was prepared by or reviewed by the Company prior to publication. No publisher of either interview is affiliated with the Company. The Company made no payment and gave no consideration to either publisher in connection with the publication of the interview or any other articles or interviews published by the publisher concerning the Company.

                Statements in the interview/transcript attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                Statements in the interview/transcript attached as Exhibit B that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these interviews/transcripts only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Last night here, we reported on how companies are secretly gathering and selling information that you post on social sites like Facebook and Twitter.

It's become a huge business, and you should know that banks may be making decisions about you based on your social network profile.

Yeah, 7 On Your Side's Michael Finney is back with that part of the story.

Like you want to be known by the company you keep.

Right.

That's what's going on here. For the first time, banks can look deeply into your private life by looking at your Facebook or other social media pages, and they may even consider your networker friends. The question is, will banks use your online persona to decide whether to give you credit. Personal finance expert, Erica Sandberg is all over the Internet. Anyone can read about her on Facebook or Linkedin, and that's why she's very careful about what she writes.

It's very similar to standing in the middle of a park and screaming. Do you want to scream good things or do you want to scream crazy thing.

Sandberg says, "Scream good things, and hope the friends in your network are solid citizens because it may affect your ability to get credit."

If you're talking about the debt that you have or you're talking about how you're not gonna pay your bills, that information is out there and it can be used for you or it could be used, maybe, against you.

Companies like RapLeaf of San Francisco have been quietly gathering information you pose publicly on sites like Twitter, Facebook and MySpace. RapLeaf says it has now created social profiles on 387 million consumers and has sold those dossiers to businesses, including banks.

As far as how many banks are making use of it, they're not saying. They're not saying, the banks aren't saying, so - and they don't have to.

Privacy advocates like Pam Dixon wonder what banks are doing with this social chatter.

Is this information being used for credit purposes at all? And we don't know the answer to that question.

RapLeaf spokesman, Joel Jewitt, did not want to appear on camera, but he says, "Banks use the information solely for marketing, not to determine credit risk." "The company Website," says RapLeaf, "will research the demographic profile and the social media activity of a customer's friends." "The idea," it says, "is that groups of friends behave alike." Jewitt says, "Banks use this information to identify potentially good customers." So what if you have deadbeat friends? He says, "That won't be used against you."

This whole idea about the people in your network having an impact on your ability to get a credit card or your ability to get a car loan, it kinda blows your mind.

It surprised Facebook users like Kevin Charchenko, too.

That this could be used to render a lending decision for me or determine my credit score or have some effect on my buying decisions, that's weird.

We asked major banks about this. Chase, Wells Fargo, Citibank and Capital One all said they do not use social profiles for any purpose. Bank of American declined to comment or provide any statement. But here's one financial institution that isn't shy about using social data.

Social media and social networking provides a wealth of information that can be used in many ways.

The Lending Club, a peer-to-peer lender based in Redwood City, uses this data for marketing and to help uncover potential fraud on loan applications. But it says, "Social chatter won't affect anybody's loan approval."

We don't use any social media, social chatter or social networking information to determine the credit worthiness of a person.

Still, while your public chatter is in the public domain, the way the companies use it remains private.

Anybody can use information any way they want to. I like having it in the back of my mind, and I know - I know you're watching.

Now, here's a secret you need to know. Usually the way companies find you on Facebook or other networks like Twitter, is through the email address you use to sign up for your social network account. So you may want to think about that before you give your bank or any other company the same email address when you're doing business. Now for more on how your social chatter is being collected and sold, go to ABC7News.com and click on 7 On Your Side.

[End of Audio]

Exhibit B

Interviewer: Renaud Laplanche is here. He's the cofounder of Lending Club, joins us here in the studio. How are you, sir?

Renaud Laplanche: Good. How are you?

Interviewer: Alright. Now this is something that's very interesting. We talk almost every day about the credit markets out there. Boy, are banks lending? Are they not lending? Is it the consumers? Is it the small businesses? In the Lending Club you have a peer-to-peer system where - do you take the banks out of the picture entirely?

Renaud Laplanche: That's exactly right. We think we can be actually part of the solution to the credit crisis by allowing individuals to lend and borrow money among each other, and make the flow of money a lot shorter and a lot simpler going from the source of capital - individual depositors, individual investors - to the use of capital. People in small businesses in need for credit.

Female: So I come to your site, and what do I do? I basically input the information that you need, and then you find me a lender?

Renaud Laplanche: Yes. So depending which side you're on, if you're interested in getting credit, you're fill out an online application entering all of the information you would expect in terms of Social Security number, drivers license, telephone, address. And based on that information, we're going to access your credit history, and --

Female: So you run my credit report.

Renaud Laplanche: Right. So we do the same type of underwriting that the banks would do, but fully online, fully automated, and then based on that information we can score each application. Some applications get rejected. Some get approved. The ones that get approved get an interest rate that is reflective of the risk represented by that person based on their credit history.

Interviewer: Now, say I'm on the other side of it. I'm getting about . 75% on a money market account, yet I don't want to put that money to work in the stock market necessarily. I come to you. Do I kind of split the risk with that asset? Can I split it up in a lot of different areas? What type of rates am I looking at getting with you guys right now?

Renaud Laplanche: That's exactly right. And lending money to one person would be a risky bet. It's binary outcome. Either that person does not default and you 13%, 14% interest rate, or the person defaults and you might lose all your principle. The way it works as an investor, you really spread your investments across hundreds of thousands of different loans, and you can take a fraction of each loan. Basically you build a portfolio, and you might participate in trenches of $50 into a $10,000 loan.

Female: Oh, my goodness.

Renaud Laplanche: So that - even if you come in with say $10,000 as an investment, you're going to spread that investment. Essentially lend $100 to 100 different people.

Female: So who's getting approved these days? Or I guess the better question is, who's not getting approved? What are the things that are going to deter me from getting approved?

Renaud Laplanche: So our underwriting criteria you know, to the banks. Right? I think the benefit of the system is not so much that you would get - if you're not going to get approved by a bank chances are you're not going to get approved on Lending Club either. The benefit is really that you're getting a lower interest rate than you would get from a bank.

Female: So you're shopping the rate more so than anything else.

Renaud Laplanche: That's exactly right. We're shopping the bath. Again, the source of capital and the use of capital, and because we're shopping the bath, we become more efficient. We're cutting down on some of the costs that the banks incur, and we're passing on that savings to the borrowers who are getting a lower interest rate. Investors on average since we started have earned more than 9. 5% net. Net of defaults, not of fees.

Interviewer: And that's since '97. So in an area where we've had dropping - interest rates dropping like a rock where you can't make any money anywhere, they're making that kind of money.

Now what about, you know, from small business and I need money to buy equipment. I can use that equipment as collateral. Are your loans secured or unsecured? Is it a mixture of the two?

Renaud Laplanche: No, at this point all the loans are unsecured.

Interviewer: Unsecured. Okay.

Renaud Laplanche: We do have small business loans, but they are loans taken by the owner of the business as opposed to the business itself.

Female: So, how do you make money?

Renaud Laplanche: We charge a fee. Transaction fee out of every loan made, so it's a bar fee of about 3% to 4% of the loan amount. And the 1% servicing fee we charge to the lenders.

Female: So - I'm sorry, you're going to pay back 4% to 5% --

Renaud Laplanche: Over the life of the loan.

Female: Over the life of the loan.

Renaud Laplanche: Right.

Female: Okay, and it comes to you.

Renaud Laplanche: That comes to us, yes.

Interviewer: What have your numbers been? I mean, we're talking open since '97. Obviously you've seen the market kind of do a few crazy things in those 2 1/2 years. What is demand like on both sides?

Renaud Laplanche: Yeah, so we started in 2007.

Interviewer: 2007. I'm sorry.

Renaud Laplanche: Right. Initially obviously we had lots of demands for loans and few investors coming in because there was no track record. Since we've built that track record of solid underwriting, of good collections practices, of low default in a tough credit market, and high net return for investors, we've seen more and more money coming in. And we're now in a situation where we actually have more supply than demand. So we have more money coming in from investors than qualified borrowers taking loans.

Female: You have a lot of traffic, I presume.

Renaud Laplanche: I'm sorry?

Female: You have a lot of traffic to the site.

Renaud Laplanche: Yes.

Female: Tell us the website now before we go.

Renaud Laplanche: It's LendingClub. com

Female: LendingClub. com. Renaud Laplanche, thank you so much for being with us. Cofounder.

Renaud Laplanche: Thank you.

Female: Yeah, check it out.

Interviewer: Thank you, Renaud.

Female: As a chick who just went through the mortgage process. Wish I knew!

[End of Audio]